UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins the binding phase of E&P assets in the Sergipe-Alagoas Basin

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Rio de Janeiro, May 10, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 04/11/2022, informs that today it started the binding phase regarding the sale of its total participation in the Tartaruga field, located in shallow waters of the Sergipe-Alagoas Basin, state of Sergipe.

Potential buyers qualified for this phase will receive a process letter with instructions on the divestment process, including guidelines for due diligence and for submitting binding proposals.

This disclosure is in accordance with Petrobras' divestment guidelines and the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree No. 9,355/2018.

This operation is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide a higher return to society. Petrobras continues to concentrate its resources on assets in deep and ultradeep waters, where it has shown a great competitive differential over the years, producing better quality oil and lower greenhouse gas emissions.

About Tartaruga field

The Tartaruga field is located on the northern coast of the state of Sergipe, in the municipality of Pirambu, in shallow waters of the Sergipe-Alagoas Basin. The wells in the field were drilled directionally, from the base located in the onshore portion of the ring-fence. The average production in the 1Q22 was approximately 202.26 bbl/day of light oil (37º API) and 2,161 m3/day of associated gas.

Petrobras holds a 25% stake in the field and Maha Energy Brasil Ltda. is the operator, with a 75% stake.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not bythe Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer